UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Nuveen Churchill Private Capital Income Fund
(Name of Issuer)

Nuveen Churchill Private Capital Income Fund
(Name of Person(s) Filing Statement)

Class I Shares of Beneficial Interest (Title of Class of Securities)

67114U 105
(CUSIP Number of class of securities)

John D. McCally
General Counsel
Churchill Asset Management LLC
8500 Andrew Carnegie Blvd
Charlotte, NC 28262
(212) 478-9200

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Owen J. Pinkerton, Esq.
Sara Sabour Nasseri, Esq.
Eversheds Sutherland (US) LLP
700 6th Street, N.W.
Washington, DC 20001

November 30, 2023
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on November 30, 2023 by Nuveen Churchill Private Capital Income Fund (the “Fund”) in connection with the offer by the Fund (the “Offer”) to purchase up to 613,969 of its outstanding Class I common shares of beneficial interest (the “Class I Shares”) at a price equal to the net asset value per Class I Share as of December 31, 2023, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 2023, and the related Letter of Transmittal filed as Exhibits (a)(1)(ii)-(iii) to the Statement.
This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended:

1.The Offer expired at 11:59 p.m., Eastern Time, on December 29, 2023.

2.No Class I Shares were validly tendered prior to the expiration of the Offer.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND

Date: January 5, 2024	By:	/s/ John D. McCally
	Name: Title:	John D. McCally Chief Compliance Officer, Vice President and Secretary

EXHIBIT INDEX

Exhibit

107	Calculation of Filing Fee Table.